SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 30, 2002

ENSTAR INCOME/GROWTH PROGRAM FIVE-B, L.P.
(Exact name of registrant as specified in its charter)

Georgia
(State or other jurisdiction of incorporation)

000-16789   58-1713008
(Commission File Number)   (I.R.S. Employer Identification No.)

c/o Enstar Communications Corporation
12405 Powerscourt Drive, St. Louis, Missouri 63131
(Address of principal executive offices) (Zip Code)

(314) 965-0555
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Item 5. Other Events.

  Enstar Income/Growth Program Five-B, L.P. (the "Partnership") has entered into two asset purchase agreements, together with its affiliate, Enstar Income/Growth Program Five-A, L.P. ("Enstar Five-A") providing for the sale of certain assets and liabilities of the Joint Venture, Enstar Cable of Cumberland Valley, of which the Partnership and Enstar Five-A are equal partners. The first asset purchase agreement, executed September 30, 2002, provides for the sale of cable systems in and around Monticello, Kentucky to Access Cable Television, Inc. The second asset purchase agreement, executed October 8, 2002, provides for the sale of cable systems in and around Russell Springs, Kentucky to Cumberland Cellular, Inc. The total sale price of the two transactions is approximately $10,345,600. The sale is subject to approval by a majority of the holders of the Partnership's and Enstar Five-A's outstanding units and certain closing conditions, including regulatory approvals.

  The Joint Venture's Pomme de Terre, Missouri headend was not included in either of the asset purchase agreements discussed above and will continue to be owned by the Joint Venture and operated by Enstar Communications Corporation (the "Corporate General Partner") indefinitely for the foreseeable future. The Corporate General Partner can give no assurance of when, or if, the Pomme de Terre headend will ever be sold.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Enstar Income/Growth Program Five-B, L.P.

By: <u>Enstar Communications Corporation</u>
    its General Partner

By: <u>/s/ Paul E. Martin</u>
Name: Paul E. Martin
Title: Senior Vice President and Corporate Controller (Principal Financial Officer and Principal Accounting Officer)

Dated: October 8, 2002